Exhibit 99.1

SEADRILL PARTNERS LLC (SDLPF) - FOURTH QUARTER 2019 RESULTS

Highlights

•	Operating revenue of $183.0 million.

•	Operating loss of $2.3 million.

•	Net loss of $42.9 million

•	Adjusted EBITDA[1] of $76.8 million.

•	Cash and cash equivalents of $560.0 million.

•	Economic utilization[2] of 95%.

•	Order backlog[3] of $367 million as of February 27, 2020.

Subsequent Events

•

Gunnar Winther Eliassen will join the Seadrill Partners Board as an Appointed Director effective February 27, 2020. Gunnar is employed by the Seatankers Group, an affiliate of Hemen Holding Limited. Prior to joining Seatankers, Gunnar was a partner at Pareto Securities.

Financial Results Overview

Total operating revenues for the fourth quarter were $183.0 million (3Q19: $184.8 million). The decrease was primarily due to idle time for the West Capricorn and T-15 after completing contracts and the receipt of termination fees for the West Vencedor in the third quarter not being repeated. These were partially offset by a full quarter of operations for the West Capella and West Polaris.

Total operating expenses for the fourth quarter were $185.3 million (3Q19: $171.8 million). The increase was primarily due to a full quarter of operations for the West Capella and West Polaris. This was partially offset by lower costs for the West Capricorn, T-15 and West Vencedor while idle and slightly lower general and administrative expenses.

Operating loss was $2.3 million (3Q19: income of $13.0 million). The decrease was due to the revenue and cost movements highlighted above.

Net financial items resulted in an expense of $60.0 million (3Q19: expense of $60.7 million). The decrease in the expense was primarily due to lower interest expense on floating rate debt, partially offset by a loss on the mark to market valuation of derivatives of $1.0 million (3Q19: gain of $0.9 million) and lower interest income.

Loss before taxes was $62.3 million (3Q19: loss of $47.7 million).

An income tax credit of $19.4 million was recognized (3Q19: expense of $6.5 million) primarily relating to the release of a $27 million uncertain tax position recorded in the fourth quarter of 2018 in respect of changes in US tax legislation. This was partially offset by normal tax expenses despite reporting a net operating loss in the quarter as losses in one jurisdiction cannot be offset against income in another.

[1]

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and includes deferred consideration payable to Seadrill Limited. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its non-US Generally Accepted Accounting Principles (“US GAAP”) reported metrics. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, divided by the contract dayrate multiplied by the number of operating days in the period.
[3]

Order Backlog includes the contractual dayrate for firm contracts multiplied by the number of days remaining on the contract. Excludes revenues for mobilization, demobilization, contract preparation and other incentive provisions. Refer to our annual report on Form 20-F for further guidance.

Net loss was $42.9 million (3Q19: net loss of $54.2 million). Seadrill Partners LLC Members had an attributable net loss for the quarter of $29.1 million (3Q19: net loss of $23.7 million).

There was no Distributable Cash Flow for the fourth quarter and the quarterly distribution to common unitholders was eliminated.

Liquidity, Financing, and Trading

As of December 31, 2019, cash and cash equivalents were $560.0 million (3Q19: $653.6 million). The decrease was primarily due to normal quarterly debt amortization, the repayment of debt relating to the T-16 tender barge in relation to a “satisfactory drilling contract” covenant, capital expenditures and working capital movements.

The Company had $2.9 billion (3Q19: $2.9 billion) of interest bearing debt as at December 31, 2019. Of this amount $313.3 million matures in 2020 and $2.6 billion matures in the first quarter of 2021. Based on current projections, the Company does not expect to have adequate liquidity to meet its 2021 debt maturity and refinancing discussions with advisers representing a majority of the credit facility maturing in 2021 are ongoing.

In December 2019, the Company’s common units were formally delisted from the NYSE due to the low market capitalization. The common units continue to trade on the over-the-counter market under the symbol “SDLPF”.

Outlook and Fourth Quarter Guidance

Throughout 2019 market fundamentals improved with increased tendering activity, utilization and dayrates, which we expect to continue in 2020. While there were significant improvements in the market, contracting activity during 2019 was primarily for short term work. We expect the conclusion of these contracts to release capacity into the market during the first half of 2020 and may reduce the pace of the recovery in dayrates in the short term. However, tendering activity is high and in many cases there are multiple opportunities for each of our available units. The Company believes its high specification fleet is well positioned for many of these opportunities.

Adjusted EBITDA3 for the first quarter of 2020 is expected to be higher than the fourth quarter adjusted EBITDA at around $80 million, based on operating income of around $1 million, primarily reflecting:

•	Lower costs for idle units; partially offset by

•	A partial quarter of operations for the West Polaris which is expected to commence a contract in March 2020; and

•	A full quarter of idle time for the West Capricorn.

February 27, 2020

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

John T. Roche: Chief Executive Officer

Grant Creed: Chief Financial Officer

[3]	Refer to Appendix A

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company to negotiate the refinancing of its near term debt maturities with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include the Company’s operational dependency on Seadrill Limited for certain management and technical support services, the Company’s ability to continue to comply with loan covenants and the Company’s ability to negotiate the refinancing of its near term debt maturities with its lenders and whether the terms of any such refinancing would be as favorable as or any more favorable than the terms of the Company’s existing term loan facility. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
(in $ millions)	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Operating revenues
Contract revenues	174.7	168.7	212.1	686.5	797.5
Reimbursable revenues	7.3	4.0	7.5	20.7	31.2
Other revenues	1.0	12.1	—	42.8	209.5

Total operating revenues	183.0	184.8	219.6	750.0	1,038.2

Operating expenses
Vessel and rig operating expenses	87.1	77.4	67.8	325.3	278.2
Amortization of favorable contracts	11.2	11.3	11.2	45.1	45.1
Reimbursable expenses	7.0	3.7	6.9	19.4	28.6
Depreciation	71.1	69.3	69.0	275.9	280.3
General and administrative expenses	8.9	10.1	12.4	34.4	45.8

Total operating expenses	185.3	171.8	167.3	700.1	678.0

Revaluation of contingent consideration	—	—	—	0.7	—
Loss on impairment of goodwill	—	—	(3.2)	—	(3.2)

Total other (loss)/operating income	—	—	(3.2)	0.7	(3.2)

Operating (loss)/income	(2.3)	13.0	49.1	50.6	357.0

Financial and other items
Interest income	3.5	4.8	6.4	20.3	47.1
Interest expense	(62.0)	(64.8)	(68.0)	(262.5)	(263.7)
(Loss)/Gain on derivative financial instruments	(1.0)	0.9	(21.4)	(27.7)	24.9
Foreign currency exchange (loss)/gain	(0.1)	(1.4)	0.4	(2.6)	0.2
Other financial items	(0.4)	(0.2)	(1.2)	(1.4)	(4.8)

Net financial items	(60.0)	(60.7)	(83.8)	(273.9)	(196.3)

(Loss)/profit before taxes	(62.3)	(47.7)	(34.7)	(223.3)	160.7

Tax benefit/(expense)	19.4	(6.5)	(73.3)	36.1	(86.7)

Net (loss)/profit	(42.9)	(54.2)	(108.0)	(187.2)	74.0

Net (loss)/profit attributable to Seadrill Partners LLC members	(29.1)	(23.7)	(59.1)	(92.9)	56.1

Net (loss)/profit attributable to the non-controlling interest	(13.8)	(30.5)	(48.9)	(94.3)	17.9

Common units (basic and diluted)	7,528	7,528	7,528	7,528	7,528
Subordinated units (basic and diluted)	1,654	1,654	1,654	1,654	1,654

CONSOLIDATED BALANCE SHEETS

	As at December 31, 2019	As at December 31, 2018
(in $ millions)	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	560.0	841.6
Accounts receivables, net	146.7	150.9
Amount due from related party	6.9	6.4
Other current assets	119.5	110.6

Total current assets	833.1	1,109.5

Non-current assets
Drilling units	4,840.8	5,005.6
Deferred tax assets	6.1	7.7
Other non-current assets	—	62.6

Total non-current assets	4,846.9	5,075.9

Total assets	5,680.0	6,185.4

LIABILITIES AND EQUITY
Current liabilities
Debt due within twelve months	301.4	162.9
Trade accounts payable	17.4	25.7
Current portion of deferred and contingent consideration to related party	31.5	37.5
Related party payables	79.5	126.3
Other current liabilities	103.5	80.2

Total current liabilities	533.3	432.6

Non-current liabilities
Long-term debt	2,576.8	2,896.2
Long-term deferred and contingent consideration to related party	—	21.5
Deferred tax liability	2.0	0.4
Other non-current liabilities	44.2	120.5

Total non-current liabilities	2,623.0	3,038.6

Total liabilities	3,156.3	3,471.2

Members’ capital:
Common unitholders (issued 7,527,830 units as at December 31, 2019 and December 31, 2018)*	1,146.8	1,224.8
Subordinated unitholders (issued 1,654,335 units as at December 31, 2019 and December 31, 2018)*	88.2	104.9

Total members’ capital	1,235.0	1,329.7
Non-controlling interest	1,288.7	1,384.5

Total equity	2,523.7	2,714.2

Total liabilities and equity	5,680.0	6,185.4

*

As a result of the July 2, 2019 reverse stock split, the number of common units and subordinated units for 2018 has been adjusted retrospectively to reflect the proportionate change in the number of units.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve months ended
	December 31, 2019	December 31, 2018
(in $ millions)	(Unaudited)	(Audited)
Cash flows from operating activities
Net (loss)/income	(187.2)	74.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	275.9	280.3
Amortization of deferred loan charges	11.7	12.4
Amortization of favorable contracts	45.1	45.1
Loss on impairment of goodwill	—	3.2
Unrealized loss/(gain) on derivative financial instruments	27.6	(38.9)
Payment for long term maintenance	(81.4)	(91.6)
Net movement in income taxes	3.2	0.7
Accretion of discount on deferred consideration	3.9	5.3

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	4.2	103.2
Prepaid expenses and accrued income	(2.0)	(3.6)
Trade accounts payable	(8.3)	(11.2)
Related party balances	(47.3)	(12.9)
Other assets	0.7	15.5
Other liabilities	(69.4)	56.5
Changes in deferred revenue	(1.3)	(3.4)
Other, net	—	(0.5)

Net cash (used)/provided by operating activities	(24.6)	434.1

Cash flows from investing activities
Additions to drilling units	(29.7)	(23.4)

Net cash used in investing activities	(29.7)	(23.4)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Twelve months ended
	December 31, 2019	December 31, 2018
(in $ millions)	Unaudited	Unaudited
Cash flows from financing activities
Repayments of long term debt	(192.6)	(296.4)
Repayments of related party debt	—	(24.7)
Contingent consideration paid	(31.4)	(34.0)
Cash distributions	(3.3)	(55.4)
Repayment of shareholder loan	—	(6.2)

Net cash used in financing activities	(227.3)	(416.7)

Effect of exchange rate changes on cash	—	(1.0)

Net decrease in cash and cash equivalents	(281.6)	(7.0)

Cash and cash equivalents at beginning of the period	841.6	848.6

Cash and cash equivalents at the end of period	560.0	841.6

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ capital
	Common units	Subordinated units	Total members’ capital	Non- controlling interest	Total equity
Balance at December 31, 2017 (audited)	1,208.9	94.8	1,303.7	1,398.1	2,701.8

Net income	46.0	10.1	56.1	17.9	74.0
Cash distributions	(30.1)	—	(30.1)	(25.3)	(55.4)
Repayment of shareholder loan	—	—	—	(6.2)	(6.2)

Balance at December 31, 2018 (audited)	1,224.8	104.9	1,329.7	1,384.5	2,714.2

Balance at December 31, 2018 (audited)	1,224.8	104.9	1,329.7	1,384.5	2,714.2

Net loss	(76.2)	(16.7)	(92.9)	(94.3)	(187.2)
Cash distributions	(1.8)	—	(1.8)	(1.5)	(3.3)

Balance at December 31, 2019 (unaudited)	1,146.8	88.2	1,235.0	1,288.7	2,523.7

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents Adjusted EBITDA less tax payments, interest payments and an allowance for maintenance and replacement capital expenditures. The allowance for maintenance and replacement capital expenditures reflects the estimated capital expenditures required to maintain the long-term operating capacity of Seadrill Partners’ revenue generating capital assets. These estimates are determined in accordance with our operating agreement.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

Under US GAAP Seadrill Partners is required to recognize changes in the market valuations of certain financial items in its statement of operations. These include the change in the fair value of its derivative instruments, principally interest rate swaps. These are non-cash gains or losses and will only become realized as the derivative matures or is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF. The below table reconciles net income to DCF.

	Three months ended
	December 31, 2019	September 30, 2019
(in $ millions)	Unaudited	Unaudited
Net loss attributable to Seadrill Partners LLC members	(29.1)	(23.7)

Net loss attributable to non-controlling interest [5]	(13.8)	(30.5)
Income tax (benefit)/expense	(19.4)	6.5
Interest income	(3.5)	(4.8)
Interest expense	62.0	64.8
Loss/(gain) on derivative financial instruments	1.0	(0.9)
Other financial items	0.4	0.2
Foreign currency exchange loss	0.1	1.4
Depreciation	71.1	69.3
Amortization of favorable contracts	11.2	11.3
Mobilization fees recognized in income	(2.5)	(2.9)
Mobilization fees billed during quarter	3.0	4.8
Deferred consideration falling due in quarter	(3.7)	(3.6)

Adjusted EBITDA	76.8	91.9

Interest receipts	4.4	5.7
Interest payments (includes interest rate swap net settlements and payment of other financial items)	(61.3)	(62.8)
Income tax payments	(9.6)	(10.1)
Allowance for long term maintenance expenditure [6]	(18.7)	(18.7)
Allowance for replacement capital expenditure [6]	(38.0)	(38.0)

Distributable cash flow before allocation to non-controlling interest	(46.4)	(32.0)

Allocation to non-controlling interest	18.0	14.4

Distributable cash flow	(28.4)	(17.6)

Distribution declared in respect of quarter	—	0.1

[5]

The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.

[6]

Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period Seadrill Partners may have significant, unusual or non-recurring items which it may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. Seadrill Partners believes that Adjusted EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income/(loss) to Adjusted EBITDA.

	Three months ended
	March 31, 2020	December 31, 2019	September 30, 2019
(in $ millions)	Forecast	Unaudited	Unaudited
Operating income/(loss)	0.5	(2.3)	13.0

Depreciation	71.2	71.1	69.3
Amortization of favorable contracts	11.3	11.2	11.3
Mobilization fees recognized in income	(3.7)	(2.5)	(2.9)
Mobilization fees billed during quarter	4.5	3.0	4.8
Deferred consideration falling due in quarter	(3.8)	(3.7)	(3.6)

Adjusted EBITDA	80.0	76.8	91.9

Net debt

Net debt is total interest bearing debt (gross of loan fees) net of cash and cash equivalents.

	As at December 31, 2019	As at September 30, 2019
(in $ millions)	Unaudited	Unaudited
Interest bearing debt (gross of loan fees)	2,892.1	2,940.5
Cash and cash equivalents	(560.0)	(653.6)

Net interest bearing debt	2,332.1	2,286.9